UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-38813

Maase Inc.

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China

Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry into a Transaction Agreement

On July 28, 2025, Maase Inc. (NASDAQ: MAAS) (“MAAS” or the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with Carve Group Ltd (the “Target Company”), Golden Brighter Limited (“GBL”), WJ Management Limited (“WJM”) and Union Chief Limited (“UCL”), the existing shareholders holding 100% equity securities of the Target Company (collectively the “Sellers”).

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of the Target Company, for a consideration of a total of 195,894,609 Class A ordinary shares of a par value of US$0.09 each of the Company (the “Consideration Shares”), at a purchase price of US$1.5 per share of the Consideration Shares. Under the Transaction Agreement, the Sellers undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”). Upon completion of such Reorganization and immediately prior to the Closing, Zhongshen Resources Development (Liaoning) Co., Ltd. (“Zhongshen”) and Glyken Bird Nest Technology (Shenzhen) Co., Ltd. (“Glyken”) will be the wholly owned subsidiaries of Shenzhen Hillstar Management Consulting Co., Ltd. (the “WFOE”) and indirectly owned by Target Company. The Consideration Shares of GBL and WJM have a lock-up period of five years. The Transaction Agreement also contained customary representations, warranties and agreements of the Company and the Sellers, as well as customary indemnification rights and obligations of the parties.

The execution and performance of such Transaction Agreement was approved by the board of directors of the Company. The transaction is expected to close in the third quarter of 2025 and is subject to customary closing conditions. Upon Closing, the Company will hold 100% of the equity interest of the Target Company.

Zhongshen owns 111 mu of forest land in Hengren County, Liaoning Province, renowned as China’s hometown of ginseng, containing over 19,000 scarce wild-grown ginseng roots aged over 40 years, prized for their high medicinal value.

Glyken is a bird’s nest biotechnology enterprise founded by GLYKEN Bird’s Nest Group (Singapore). In August 2020, in response to China’s “Belt and Road” initiative, Glyken established the first bird’s nest biotechnology factory in the Guangxi Free Trade Zone. Leveraging its proprietary swiftlet farms in Malaysia, Glyken has built a comprehensive industrial chain and obtained SC food production certification, with Phase 1 producing approximately 10 tons of bird’s nest peptides annually. Its product portfolio features three key lines: anti-aging series (e.g. YanBense, S-Time Repair) for youth preservation; targeted nutrition series (e.g. RunJian, RunGu) for seniors and sub-healthy populations; and innovative applications including flavored beverages (coffee/coconut milk), functional foods (probiotics/collagen), and skincare products (masks/serums).

The Transaction Agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Transaction Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Transaction Agreement dated as of July 28, 2025, entered by and made among Maase Inc., Golden Brighter Limited, WJ Management Limited, Union Chief Limited and Carve Group Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: July 29, 2025	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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